December 19, 2007

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Harbin Electric, Inc. (“Company”)
Response to Form 10-KSB for the year ended December 31, 2006
Filed March 8, 2007
File No. 001-33276

Dear Ms. Sherman:

Re: Comments on Form 10-KSB for the year ended December 31, 2006 that was filed on Mach 8, 2007

In response to your letter dated December 18, 2007, we respectfully submit the following information.

Financial Statements, Page 25

Note 2. Accounting Policies, page 35

Revenue Recognition, page 37

1. Refer to our prior comment 3. Please confirm your disclosures in future filings will include all the significant information outlined in your response.

Response: The Company confirms that it will disclose the revenue recognition and other significant information outlined in our response in the future filings.

Very truly yours,

/s/ Xu Zedong
Xu Zedong

Chief Financial Officer

Main Office:
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, China 150060
Tel: 86-451-8611-6757     Fax: 86-451-8611-6769

NY693292.1
210368-10001